(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

January 20, 2009

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sally Samuel

RE:	Variable Insurance Products Fund V (the trust):
Freedom 2035 Portfolio Freedom 2040 Portfolio Freedom 2045 Portfolio Freedom 2050 Portfolio (the funds)
File Nos. (033-17704) and (811-05361)
Post-Effective Amendment No. 33

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 33 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated April 1, 2007 and August 1, 2008, is maintained at the offices of the trust.

This filing contains the Prospectus and Statement of Additional Information for Freedom 2035 Portfolio, Freedom 2040 Portfolio, Freedom 2045 Portfolio, and Freedom 2050 Portfolio. This filing serves to register Freedom 2035 Portfolio, Freedom 2040 Portfolio, Freedom 2045 Portfolio, and Freedom 2050 Portfolio as new series of the trust. Each fund will have three classes. The funds are currently available for investment only by separate accounts and variable annuity contracts.

Please note that the cover page of the Prospectus and SAI contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of April 5, 2009. We request your comments by March 3, 2009.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Ava Steenstrup
Ava Steenstrup
Legal Product Group